Exhibit (d)(3)(i)

FORM OF

May 13, 2013

ING Separate Portfolios Trust

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By this letter dated May 13, 2013, we have agreed to waive the investment management fee payable to us under the Investment Management Agreement, dated May 13, 2013 between ING Investments, LLC and ING Separate Portfolios Trust (the “Agreement”). Such waiver will be in an amount equal to the investment management fees allocated to, and otherwise payable by, the Class P shares of ING Investment Grade Credit Fund, a series of ING Separate Portfolios Trust, thereby reducing the post-wavier fee rate payable by the Class P shares to 0.00%.

By this letter, we agree to waive the investment management fee in this manner for the period from May 13, 2013 through August 1, 2014 (the “Waiver Period”).

ING Investments, LLC acknowledges that any fees waived during the Waiver Period pursuant to this letter shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of ING Separate Portfolios Trust.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,
Todd Modic
Senior Vice President
ING Investments, LLC

Agreed and Accepted:

ING Separate Portfolios Trust

(on behalf of the Funds)

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744	ING Investments, LLC

By:
Kimberly A. Anderson
Senior Vice President